                                                                 EXHIBIT 20.1

[LOGO]  TIMES MIRROR
                                     NEWS
                                     -----------------------------------------
                                                         TIMES MIRROR
                                                         Times Mirror Square
                                                         Los Angeles, CA 90053




For Immediate Release



                 Times Mirror To Explore Strategic Alternatives
                  For Its Higher Education Group and CRC Press


          LOS ANGELES, CALIFORNIA, March 12, 1996 -- Times Mirror announced today its plan to explore its strategic alternatives for the Higher Education Group and CRC Press. The Higher Education Group consists of business and economics publisher Richard D. Irwin and IPRO, its business professional publishing unit; life and physical science publisher Wm. C. Brown Publishers, social science and humanities publisher Brown & Benchmark Publishers; and related college publishing activities in other Times Mirror professional publishing companies. CRC Press publishes scientific and technical information.

          "The reason for this plan is our conviction that we must concentrate our resources in those businesses in which we can be market leaders. In today's global marketplace, that means being number one or two," said Mark H. Willes, Times Mirror chairman, president and chief executive officer. "Times Mirror now ranks fifth in college publishing. Unfortunately, despite the outstanding achievements of our college publishing operations, industry trends in higher education--including slower growth, technological change and accelerating consolidation--have led us to conclude that we do not have a clear path to market leadership in the foreseeable future. Therefore, we will focus our resources in other professional information areas where we already enjoy leading market positions," Willes said.

          Times Mirror's Professional Information segment also includes Mosby-Year Book, the leading health sciences publisher, Matthew Bender, the leading analytical legal publisher, Jeppesen Sanderson, the world's leading flight information company and Times Mirror Training, the world leader in business training.

          CRC Press, located in Boca Raton, Florida, was acquired by Times Mirror in 1986; Richard D. Irwin, located in Burr Ridge, Illinois, was acquired in 1988; and Wm. C. Brown, located in Dubuque, Iowa, in 1992. About 2,000 people are employed at these and other Times Mirror college-related operations.

          Times Mirror (TMC--New York and Pacific Stock exchanges), a Los Angeles-based news and information company, publishes the Los Angeles Times, Newsday and other newspapers; books and information for professional markets; and national and trade magazines.

                                      ###



Press Information:                                 Investor Information:
Martha Goldstein                                   Jean Jarvis
(213) 237-3727                                     (213) 237-3935



                                      2